

Mail Stop 4631

January 23, 2017

<u>Via E-Mail</u>
Michael Chavez
President
Reliant Holdings, Inc.
12343 Hymeadow Drive, Suite 3-A
Austin, Texas 78750

  Re: **Reliant Holdings, Inc.**
     Amendment No. 2 to Registration Statement on Form S-1
     Filed January 13, 2017
     File No. 333-214274

Dear Mr. Chavez:

  We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition . . ., page 40</u>

1. We note your response to comment 4 in our letter dated January 11, 2017 and we re-issue our comment. Please revise your disclosure throughout this section to discuss the specific reasons for the changes in your operating results so that potential investors gain better insight into your results, particularly for trend purposes and discerning future prospects.

You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: David M. Loev
The Loev Law Firm, PC